SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑ Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

for the fiscal year ended December 31, 2004.

or

☐ Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

for the transition period from                      to                     .

Commission File Number: 0-16533

Sovereign Bancorp, Inc. Retirement Plan

(Full title of the plan)

Sovereign Bancorp, Inc.

1500 Market Street
Philadelphia, PA 19102
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant’s telephone number, including
area code: (215) 557-4630

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

Sovereign Bancorp, Inc.
1130 Berkshire Boulevard
Wyomissing, PA 19610

Attention: Lawrence M. Thompson, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
25 North Queen Street
Suite 602
P. O. Box 1594
Lancaster, PA 17608-1594

Item 1. Financial Statements and Exhibits

a. Financial Statements

1. Report of Independent Registered Public Accounting Firm.

2. Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003.

3. Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004.

4. Notes to Financial Statements.

Schedule

5. Schedule of Assets (Held at End of Year)

b. Exhibits

23.1 Consent of Ernst & Young LLP

Sovereign Bancorp, Inc. Retirement Plan

Financial Statements and Schedule

Years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

The Retirement Savings Committee

Sovereign Bancorp, Inc.

            We have audited the accompanying statements of net assets available for benefits of the Sovereign Bancorp, Inc. Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

            We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

            Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 22, 2005

Sovereign Bancorp, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31, 2004
	401(k)	Allocated	Unallocated	Total
		ESOP	ESOP
Assets
Cash and cash equivalents	$16,136	$4,021	$35,343	$55,500
Investments at fair value:
Common Stock	110,332,148	54,951,947	74,096,414	239,380,509
Registered investment companies	129,401,663	—	—	129,401,663
Loans to participants	5,325,647	—	—	5,325,647
Contribution receivable	527,714	—	—	527,714

Total Assets	245,603,308	54,955,968	74,131,757	374,691,033

Liabilities
Liability to plan sponsor for unallocated ESOP shares	—	—	29,907,751	29,907,751

Net assets available for benefits	$245,603,308	$54,955,968	$44,224,006	$344,783,282

	December 31, 2003
	401(k)	Allocated	Unallocated	Total
		ESOP	ESOP
Assets
Cash and cash equivalents	$467,376	$—	$—	$467,376
Investments at fair value:
Common Stock	101,737,431	—	—	101,737,431
Registered investment companies	81,940,219	—	—	81,940,219
Loans to participants	3,584,370	—	—	3,584,370
Receivable from plan merger	1,412,999	—	—	1,412,999
Contribution receivable	291,421	—	—	291,421

Total Assets	189,433,816	—	—	189,433,816

Liabilities
Liability to plan sponsor for unallocated ESOP shares	—	—	—	—

Net assets available for benefits	$189,433,816	$—	$—	$189,433,816

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31, 2004
	401(k)	Allocated ESOP	Unallocated ESOP	Total

Additions
Investment income:
Net appreciation in fair value of investments	$3,817,176	$1,907,437	$3,253,014	$8,977,627
Interest and dividends	3,763,719	63,915	154	3,827,788

	7,580,895	1,971,352	3,253,168	12,805,415

Contributions:
Participants	17,495,183	—	—	17,495,183
Employer	8,641,452	—	4,451,685	13,093,137
Rollovers	2,455,740	—	—	2,455,740

Allocation to participants	—	7,413,184	(7,413,184)	—
Transfer due to ESOP merger		46,131,977	44,459,232	90,591,209
Transfers from plan mergers	36,633,360	—	—	36,633,360

Total Additions	72,806,630	55,516,513	44,750,901	173,074,044

Deductions
Benefit payments	(16,604,495)	(402,421)	—	(17,006,916)
Interest expense	—	—	(526,895)	(526,895)
Administrative expenses	(32,643)	(158,124)	—	(190,767)

Total deductions	(16,637,138)	(560,545)	(526,895)	(17,724,578)

Net increase	56,169,492	54,955,968	44,224,006	155,349,466

Net assets available for benefits at beginning of year	189,433,816	—	—	189,433,816

Net assets available for benefits at end of year	$245,603,308	$54,955,968	$44,224,006	$344,783,282

See accompanying notes.

Sovereign Bancorp, Inc. Retirement Plan

Notes to Financial Statements
December 31, 2004

1.	Description of Plan

The following brief description of the Sovereign Bancorp, Inc. Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     General

The Plan is a defined contribution plan covering all employees of Sovereign Bancorp, Inc. and its subsidiaries (the Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the 401(k) portion of the Plan once they have completed six months of service and are at least 21 years of age. On November 1, 2004 the Plan was amended to allow for the merger of the Sovereign Bancorp, Inc. Employee Stock Ownership Plan (the ESOP) with and into the Sovereign Bancorp, Inc. 401(k) Retirement Plan (the 401(k) Plan). This merger increased net assets available for benefits by $90,591,209 on the merger date. To participate in the ESOP portion of the Plan, employees must complete 1,000 hours of service in a twelve consecutive month period and be at least 21 years of age.

The ESOP portion of the Plan provides retirement benefits for participants and beneficiaries in the form of Sovereign common stock. The ESOP was funded through direct loans from the Sponsor, and proceeds from these loans were used to purchase outstanding shares of the sponsoring company’s common stock. As the debt on these loans is repaid, shares of Sovereign common stock are released and become eligible for allocation to participant accounts. Accordingly, the financial statements of the Plan as of, and for the year ended December 31, 2004 present separately the assets and liabilities and changes therein pertaining to: a) the accounts of employees with vested rights in allocated stock (allocated), and b) stock not yet allocated to employees (unallocated).

The ESOP includes a leverage feature that was originally used to borrow $40,000,000 from the Sponsor and was used to purchase approximately 6.4 million shares of the Sponsor’s common stock, which is adjusted to reflect stock splits and dividends declared, of the Sponsor’s outstanding common stock in the open market or in negotiated transactions. As of December 31, 2004, the Plan had an outstanding liability to the Sponsor of $29,907,751 (fair value of $36,447,267) due and payable in the following years: $1,876,573 – 2005; $2,064,231 – 2006; $2,270,653 – 2007; $2,497,719 – 2008; $2,747,490 – 2009; and $18,451,085 thereafter. The unallocated assets of the ESOP of $74,131,757 as of December 31, 2004 collateralize the liability to the Sponsor. The average interest rate on the loan for the year ended December 31, 2004 was 10%. Sovereign has committed to make contributions sufficient to provide for the debt requirements of the remaining ESOP loans.

     Plan Mergers

In May 2004, $9,092,415 of assets were transferred into the plan as a result of the Sponsor’s acquisition of First Essex Bancorp, Inc. and in December 2004, $27,540,945 of assets were transferred into the plan as a result of the Sponsor’s acquisition of Seacoast Financial Services Corporation. Included in these assets transferred were shares of Sovereign Bancorp, Inc. common stock valued at $8,400,968 at the date of transfer . On December 31, 2003, the Trenton Savings Bank 401(k) plan was merged into the Plan. This plan had assets of $1,412,999 and were received by the Plan on January 2, 2004.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2004

Contributions

The 401(k) Plan: Participants may annually contribute up to 25% of their compensation on a pre-tax basis. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants may direct their contributions to various investment options consisting of Sovereign Bancorp, Inc. common stock and selected registered investment companies managed by affiliates of The Charles Schwab Trust Company (the “Trustee”) and other investment managers.

Sponsor matching contributions are invested solely in Sovereign Bancorp, Inc. common stock. The Sponsor matches 100% of the first 3% of compensation that the participant contributes, plus 50% of the next 2% of compensation that the participant contributes. However, participants are able to reallocate Sponsor matching contributions to any of the Plan’s investment options.

The ESOP: The annual contribution to the ESOP by the Sponsor is determined by the amortization schedule of the Loan Agreement between the Plan and the Company. As the Plan makes each payment of principal and interest, an appropriate percentage of shares will be allocated to eligible employees.

Participant Accounts

The 401(k) Plan: Each participant’s account is credited with the participant’s contributions, the Sponsor’s matching contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Participants are 100% vested in their entire 401(k) account balances at all times. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The ESOP: Allocations are made to each eligible member who have at least 1,000 hours of service during the year and who are employed at December 31. Each participant receives an allocation in the ratio that such participant’s compensation bears to the total compensation of all eligible participants multiplied by the number of shares allocated. Participants also receive allocations of forfeitures of terminated participants’ nonvested accounts and related ESOP earnings. Allocations are based on participant compensation.

Vesting in the ESOP participant account balances is based on years of service. A participant is 100 percent vested after 5 years of credited service. A participant with less than 5 years of credited service has no vested interest in their allocated ESOP account balance.

Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their 401(k) account balance. Loan terms range to a maximum of 5 years and are secured by the balance in the participant’s account. Interest rates are fixed at the time of borrowing at the current prime rate plus 1% and ranged from 4.75% to 10.50% at December 31, 2004. Principal and interest are paid ratably through biweekly payroll deductions. Participants are not permitted to borrow from their ESOP accounts.

Payment of Benefits

The 401(k) Plan: On termination of service, a participant may receive a lump-sum distribution equal to the vested value of his or her account (mandatory for account balances less than $5,000), elect to receive annual installments over a ten-year period, or have his or her account rolled over into an eligible retirement plan.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2004

The ESOP: Upon termination of service, unless the participant or beneficiary elects otherwise, distribution of a participant’s vested ESOP account is made in whole shares of the Company’s common stock with balances representing fractional shares distributed in cash.

At December 31, 2004, participants had elected to withdraw $4,383 from the Plan. This amount has been approved and processed for payment and was paid in 2005.

     Plan Termination

Although the Sponsor currently has no intention to do so, it has the authority to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, or upon a change in control of the Company (as defined in the Plan), participants will become 100% vested in their ESOP accounts.

2.	Summary of Significant Accounting Policies

     Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions and interest earning deposits.

     Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     Administration

During 2004, the sponsor switched trustees for the Plan from Putnam Fiduciary Trust Company to Charles Schwab Trust Company.

Administrative expenses incurred by the Plan are paid by the Sponsor or by the Plan at the discretion of the Sponsor. Administrative expenses were $190,767 and $7,644 for the years ended December 31, 2004 and 2003, respectively. The reason for the increase in 2004 related to the conversion to Charles Schwab Trust Company from Putnam Fiduciary Trust Company, the merger of the ESOP Plan in November 2004, and the transfers of assets from the Seacoast and First Essex plans during 2004.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2004

3.	Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, are as follows:

	2004	2003
Sovereign Bancorp, Inc. Common Stock *	$228,811,805	$91,572,274

Schwab Stable Value Select Fund	25,269,899	**

Schwab S&P 500 Index Select Fund	21,254,198	**

Putnam Stable Value Fund	**	16,899,513

Putnam S&P 500 Fund	**	13,027,821

Dodge & Cox Fund	22,829,185	13,728,962

GE U.S. Equity Fund	15,273,590	**

Putnam Research Fund	**	13,191,994

*	The ESOP portion of the Sovereign Bancorp, Inc. Common Stock ($129,048,361 at December 31, 2004) is non-participated directed.

**	These funds balances did not represent 5% or more of the Plans net assets at December 31, 2004 or 2003, as applicable .

During 2004 and 2003, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	Year ended December 31
	2004	2003
Registered investment companies	$1,949,490	$12,189,731
Common stock	7,028,137	41,054,559

	$8,977,627	$53,244,290

4.	Risks and Uncertainies

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates, market rates and credit default risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits. See Note 3 for the schedule of investments greater than 5% of Plan’s net assets.

Sovereign Bancorp, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2004

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 21, 2003, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan’s required to operate in conformity with the Code to maintain its qualifications. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6.	Transactions with Parties-In-Interest

The Plan held 10,147,334 and 3,855,675 shares of common stock of the Sponsor at December 31, 2004 and 2003, respectively.

During 2004 and 2003, the Plan received $476,714 and $337,074 in dividends from the Sponsor, respectively. Fees paid during the year by the Plan and the Sponsor for services rendered by parties-in-interest were based on customary and reasonable rates for such services. Additionally, the Sponsor paid approximately $230,000 and $180,000 for the years ended December 31, 2004 and 2003, respectively, for certain administrative expenses on behalf of the Plan.

7.	Subsequent Event

In February 2005, Sovereign Bancorp, Inc acquired Waypoint Financial Corp. The sponsor merged Waypoint 401(k) Plan assets of $16,593,372 with the Plan in June 2005.

Sovereign Bancorp, Inc. Retirement Plan**

Schedule H, Line 4i -

Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of Investment,
	Including Maturity Date, Rate
Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
Lessor, or Similar Party	of Maturity Value	Cost	Value
Cash and cash equivalents			$55,500

Wachovia Corporation	Common stock		4,170,076
Bank of America	Common stock		6,398,628
*Sovereign Bancorp, Inc.	Common stock (401(k))		99,763,444
*Sovereign Bancorp, Inc.	Common stock (ESOP)	$39,585,433	129,048,361
Schwab Retirement Money Fund	Registered Investment Company		51
Europacific Growth Fund	Registered Investment Company		4,558,496
Stock Liquidity	Registered Investment Company		30,772
Stock Liquidity 2	Registered Investment Company		318
BGI LifePath 2010	Registered Investment Company		5,452,752
BGI LifePath 2020	Registered Investment Company		4,476,437
BGI LifePath 2030	Registered Investment Company		2,391,379
BGI LifePath 2040	Registered Investment Company		790,456
BGI LifePath Retirement	Registered Investment Company		2,125,332
BGI Bond	Registered Investment Company		8,681,897
Schwab Stable Value Select Fund	Registered Investment Company		25,269,899
GE U.S. Equity Fund	Registered Investment Company		15,273,590
Goldman Sachs Small Cap Equity	Registered Investment Company		6,580,554
Growth Fund of America	Registered Investment Company		9,433,824
TWC Galileo Value Fund	Registered Investment Company		252,523
Schwab S&P 500 Index Select Fund	Registered Investment Company		21,254,198
Dodge & Cox Stock Fund	Registered Investment Company		22,829,185

*Participant loans	Interest rates ranging from 4.75% to 10.50%		5,325,647
Contribution receivable			527,714

			$374,691,033

*	Indicates party-in-interest to the Plan.

**	Plan identification number 002/EIN number 23-2453088.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Sovereign Bancorp, Inc. Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SOVEREIGN BANCORP, INC. RETIREMENT PLAN
Date: June 28, 2005	By	/s/ Lawrence M. Thompson, Jr.
Lawrence M. Thompson, Jr.,
Chief Administrative Officer

Exhibit Index

Exhibit

23.1	Consent of Ernst & Young LLP